ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED MARCH 7, 2017)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-200294

Equinix, Inc.

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

5.375% Senior Notes due 2027

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	5.375% Senior Notes due 2027 (the “notes”)

Principal Amount:	$1,250,000,000, which represents an increase of $125,000,000 from the Preliminary Prospectus Supplement.

Coupon (Interest Rate):	5.375% per annum

Yield:	5.375%

Spread to Benchmark Treasury:	+282 bps

Benchmark Treasury:	UST 2.25% due February 15, 2027

Scheduled Maturity Date:	May 15, 2027

Public Offering Price:	100.000% plus accrued interest, if any, from March 22, 2017.

Gross Proceeds:	$1,250,000,000

Net Proceeds to Issuer before Estimated Expenses:	$1,235,937,500

Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2017.

Record Dates:	May 1 and November 1 of each year.

Optional Redemption:	At any time prior to May 15, 2020, Equinix may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) outstanding under the Supplemental Indenture, at a redemption price equal to 105.375% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) issued under the Supplemental Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Equinix and its subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

On or after May 15, 2022, Equinix may redeem all or a part of the notes, on any one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Redemption price of the notes
2022	102.688%
2023	101.792%
2024	100.896%
2025 and thereafter	100.000%

At any time prior to May 15, 2022, Equinix may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of Holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such Redemption Date of (i) the redemption price of the note at May 15, 2022 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on the note through May 15, 2022 (excluding accrued but unpaid interest, if any, to, but not including, the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Treasury Rate” means, as of any Redemption Date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two business days prior to such Redemption Date) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in Federal Reserve Statistical Release H.15 with respect to each applicable day during such week (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to May 15, 2022; provided, however, that if the period from the Redemption Date to May 15, 2022 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Special Mandatory Redemption:	If the Acquisition is not completed on or prior to December 6, 2017, or if, prior to such date, the Transaction Agreement is terminated, then in either case Equinix must redeem all of the notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP:	29444U AR7

ISIN:	US29444UAR77

Distribution:	SEC Registered (Registration No. 333-200294)

Listing:	None

Trade Date:	March 8, 2017

Settlement Date:	It is expected that delivery of the notes will be made against payment therefor on or about March 22, 2017, which is the tenth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

RBC Capital Markets, LLC

Barclays Capital Inc.

Goldman, Sachs & Co.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Co-Managers:	ING Financial Markets LLC

HSBC Securities (USA) Inc.

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC by calling 866-803-9204 or from or Merrill Lynch, Pierce, Fenner & Smith Incorporated by e-mail at dg.prospectus_requests@baml.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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